Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Sep 30, 2013	Sep 30, 2012	Growth (%)	June 30, 2013	Growth % Q2 14 over Q1 14
Revenues	**12,965**	**9,858**	**31.5**	**11,267**	**15.1**
Cost of sales	8,384	6,102	37.4	7,319	14.6
Gross Profit	**4,581**	**3,756**	**22.0**	**3,948**	**16.0**
Operating Expenses:					
Selling and marketing expenses	757	506	49.6	584	29.6
*Administrative expenses**	987	653	51.1	700	41.0
Total Operating Expenses	**1,744**	**1,159**	**50.5**	**1,284**	**35.8**
Operating Profit	**2,837**	**2,597**	**9.2**	**2,664**	**6.5**
Other Income, net	510	706	(27.8)	577	(11.6)
Profit before income taxes	**3,347**	**3,303**	**1.3**	**3,241**	**3.3**
Income tax expense	940	934	0.6	867	8.4
Net Profit	**2,407**	**2,369**	**1.6**	**2,374**	**1.4**
Earnings per equity share #					
Basic (₹)	**42.12**	**41.46**	**1.6**	**41.54**	**1.4**
Diluted (₹)	**42.12**	**41.46**	**1.6**	**41.54**	**1.4**

**Administrative expenses for the three months ended September 30, 2013 includes a provision of ₹ 219 crore towards visa related matters.*

 # EPS for the three months ended September 30, 2013 is ₹ 45.96 per share, excluding the provision of ₹ 219 crore for visa related matters. EPS for the three months ended September 30, 2013 is ₹ 42.12 per share, including the provision of ₹ 219 crores for visa related matters. The difference is ₹ 3.84 per share.

Statement of Comprehensive Income for six months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Sep 30, 2013	Sep 30, 2012	Growth (%)
Revenues	**24,232**	**19,474**	**24.4**
Cost of sales	15,703	11,912	31.8
Gross Profit	**8,529**	**7,562**	**12.8**
Operating Expenses:			
Selling and marketing expenses	1,341	975	37.5
*Administrative expenses**	1,687	1,297	30.1
Total Operating Expenses	**3,028**	**2,272**	**33.3**
Operating Profit	**5,501**	**5,290**	**4.0**
Other Income, net	1,087	1,182	(8.0)
Profit before income taxes	**6,588**	**6,472**	**1.8**
Income tax expense	1,807	1,814	(0.4)
Net Profit	**4,781**	**4,658**	**2.6**
Earnings per equity share#			
Basic (₹)	**83.66**	**81.52**	**2.6**
Diluted (₹)	**83.66**	**81.52**	**2.6**

**Administrative expenses for the six months ended September 30, 2013 includes a provision of ₹ 219 crore towards visa related matters.*

 # EPS for the six months ended September 30, 2013 is ₹ 87.50 per share, excluding the provision of ₹ 219 crore for visa related matters. EPS for the six months ended September 30, 2013 is ₹ 83.66 per share, including the provision of ₹ 219 crores for visa related matters. The difference is ₹ 3.84 per share.

Statement of Comprehensive Income for three months ended,

(As per IFRS) *in US $ million, except share data*

Particulars	Sep 30, 2013	Sep 30, 2012	Growth (%)	June 30, 2013	Growth % Q2 14 over Q1 14
Revenues	**2,066**	**1,797**	**15.0**	**1,991**	**3.8**
Cost of sales	1,337	1,114	20.0	1,296	3.2
Gross Profit	**729**	**683**	**6.7**	**695**	**4.9**
Operating Expenses:					
Selling and marketing expenses	120	92	30.4	103	16.5
*Administrative expenses**	158	119	32.8	124	27.4
Total Operating Expenses	**278**	**211**	**31.8**	**227**	**22.5**
Operating Profit	**451**	**472**	**(4.4)**	**468**	**(3.6)**
Other Income, net	81	129	(37.2)	103	(21.4)
Profit before income taxes	**532**	**601**	**(11.5)**	**571**	**(6.8)**
Income tax expense	149	170	(12.4)	153	(2.6)
Net Profit	**383**	**431**	**(11.1)**	**418**	**(8.4)**
Earnings per equity share#					
Basic ($)	**0.67**	**0.75**	**(10.7)**	**0.73**	**(8.2)**
Diluted ($)	**0.67**	**0.75**	**(10.7)**	**0.73**	**(8.2)**

**Administrative expenses for the three months ended September 30, 2013 includes a provision of $ 35 million towards visa related matters.*

 # EPS for the three months ended September 30, 2013 is $0.73 per share, excluding the provision of $ 35 Million for visa related matters. EPS for the three months ended September 30, 2013 is $ 0.67 per share, including the provision of $ 35 million for visa related matters. The difference is $ 0.06 per share.

Statement of Comprehensive Income for six months ended,

(As per IFRS) *in US $ million, except share data*

Particulars	Sep 30, 2013	Sep 30, 2012	Growth (%)
Revenues	**4,057**	**3,549**	**14.3**
Cost of sales	2,633	2,173	21.2
Gross Profit	**1,424**	**1,376**	**3.5**
Operating Expenses:			
Selling and marketing expenses	223	178	25.3
*Administrative expenses**	282	237	19.0
Total Operating Expenses	**505**	**415**	**21.7**
Operating Profit	**919**	**961**	**(4.4)**
Other Income, net	184	216	(14.8)
Profit before income taxes	**1,103**	**1,177**	**(6.3)**
Income tax expense	302	330	(8.5)
Net Profit	**801**	**847**	**(5.4)**
Earnings per equity share#			
Basic ($)	**1.40**	**1.48**	**(5.4)**
Diluted ($)	**1.40**	**1.48**	**(5.4)**

**Administrative expenses for the six moths ended September 30, 2013 includes a provision of $ 35 million towards visa related matters.*

 # EPS for the six months ended September 30, 2013 is $ 1.46 per share, excluding the provision of $ 35 million for visa related matters. EPS for the six months ended September 30, 2013 is $ 1.40 per share, including the provision of $ 35 million for visa related matters. The difference is $ 0.06 per share.

Revenue by Geographical Segment

(in %)

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
North America	61.5	61.4	63.9	61.0	63.5
Europe	24.0	23.6	21.9	24.1	22.3
India	2.4	2.6	1.6	2.5	1.9
Rest of the world	12.1	12.4	12.6	12.4	12.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Service Offering

(in %)

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Business IT Services	**61.4**	**61.0**	**64.5**	**61.5**	**63.7**
Application Development	*16.0*	*15.7*	*17.0*	*15.8*	17.0
Application Maintenance	*19.1*	*19.3*	*21.4*	*19.6*	21.3
Infrastructure Management Services	*7.2*	*7.0*	*6.8*	*7.1*	6.4
Testing Services	*8.4*	*8.4*	*8.6*	*8.4*	8.2
Product Engineering Services	*3.3*	*3.2*	*3.4*	*3.2*	3.5
Business Process Management	*5.1*	*5.1*	*4.7*	*5.1*	4.7
Others	*2.3*	*2.3*	*2.6*	*2.3*	2.6
Consulting, Package Implementation & Others	**33.3**	**33.6**	**30.0**	**33.1**	**30.4**
Products, Platforms and Solutions	**5.3**	**5.4**	**5.5**	**5.4**	**5.9**
Products	*3.7*	*3.7*	*3.8*	*3.8*	4.4
BPM Platform	*1.2*	*1.2*	*1.3*	*1.2*	1.2
Others	*0.4*	*0.5*	*0.4*	*0.4*	0.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenue by Project Type *

(in %)

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Fixed Price	40.2	40.1	40.4	40.5	39.7
Time & Materials	59.8	59.9	59.6	59.5	60.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

** Excluding products*

Revenue by Industry

(in %)

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Insurance, Banking & Financial Services	**33.4**	**33.7**	**33.7**	**33.7**	**34.4**
Banking & financial services	*27.1*	*27.0*	*27.0*	*27.0*	*27.5*
Insurance	*6.3*	*6.7*	*6.7*	*6.7*	*6.9*
Manufacturing	**23.2**	**22.5**	**22.1**	**22.4**	**21.4**
Retail & Life Sciences	**24.2**	**24.7**	**24.0**	**24.2**	**23.5**
Retail & CPG	*15.7*	*15.8*	*17.0*	*15.7*	*16.2*
Transport & Logistics	*1.8*	*1.8*	*1.7*	*1.8*	*1.8*
Life Sciences	*4.6*	*4.7*	*3.9*	*4.7*	*3.9*
Healthcare	*2.1*	*2.4*	*1.4*	*2.0*	*1.6*
Energy, Utilities, Communications & Services	**19.2**	**19.1**	**20.2**	**19.7**	**20.7**
Energy & Utilities	*5.1*	*4.9*	*5.3*	*5.1*	*5.5*
Telecom	*8.3*	*8.5*	*9.9*	*8.9*	*10.0*
Others	*5.8*	*5.7*	*5.0*	*5.7*	*5.2*
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Mar 31, 2013	Mar 31, 2012
Number of Clients					
Active	873	836	715	798	694
Added during the period (gross)	68	66	39	235	172
Number of million dollar clients*					
1 Million dollar +	469	466	413	448	399
5 Million dollar +	221	215	205	213	190
10 Million dollar +	146	139	134	137	132
20 Million dollar +	86	82	82	80	79
30 Million dollar +	66	64	61	62	64
40 Million dollar +	51	49	52	49	50
50 Million dollar +	40	41	40	40	40
60 Million dollar +	34	35	32	33	28
70 Million dollar +	30	29	22	28	23
80 Million dollar +	22	22	19	19	17
90 Million dollar +	17	17	14	17	16
100 Million dollar +	15	15	11	12	13
200 Million dollar +	3	3	3	3	2
300 Million dollar +	–	–	–	–	1
Client contribution to revenue					
Top client	3.9%	3.9%	4.0%	3.8%	4.3%
Top 5 clients	15.0%	14.9%	16.0%	15.2%	15.5%
Top 10 clients	24.5%	24.0%	25.4%	24.6%	24.6%
Repeat business	98.3%	99.0%	98.2%	97.8%	97.8%
Account receivables-LTM(in days)#	62	65	65	64	60

**LTM (Last twelve months) Revenues*

 # excluding Lodestone

Effort and Utilization

(in %)

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Effort					
Onsite	25.6	26.0	24.3	25.4	24.6
Offshore	74.4	74.0	75.7	74.6	75.4
Revenue					
Onsite	52.5	53.2	50.7	52.3	49.9
Offshore	47.5	46.8	49.3	47.7	50.1
Utilization					
Including trainees	73.7	72.4	69.6	71.8	68.5
Excluding trainees	77.8	75.9	73.3	75.2	73.7

Person Months Data

	Quarter ended			LTM	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012
Billed – Onsite	87,383	86,551	75,047	333,698	286,488
– Offshore	253,828	245,856	233,228	978,036	878,900
TOTAL	**341,211**	**332,407**	**308,275**	**1,311,734**	**1,165,387**
Non Billable	97,310	105,473	112,171	432,403	415,084
Trainee	24,670	21,486	22,619	83,316	121,938
Sales & Support	27,108	27,490	25,222	107,752	96,434
TOTAL	**490,299**	**486,856**	**468,287**	**1,935,205**	**1,798,843**

Consolidated IT Services

	Quarter ended						LTM			
	Sep 30, 2013	Sequential growth %	June 30, 2013	Sequential growth %	Sep 30, 2012	Sequential growth %	Sep 30, 2013	Year on Year growth %	Sep 30, 2012	Year on Year growth %
Effort - (Person months)										
Onsite	82,156	0.7	81,609	5.8	71,002	4.4	314,477	15.0	273,386	9.0
Offshore	181,107	4.3	173,691	3.3	165,195	3.6	690,335	8.4	636,672	9.7
Total	**263,263**	**3.1**	**255,300**	**4.1**	**236,197**	**3.8**	**1,004,812**	**10.4**	**910,058**	**9.5**
Revenue – ($ million)										
Onsite	1,053.10	2.1	1,031.49	5.3	886.35	4.8	4,017.08	16.0	3,464.16	7.9
Offshore	807.42	6.1	761.35	0.9	734.95	2.2	3,084.71	5.3	2,928.74	8.2
Total	**1,860.52**	**3.8**	**1,792.84**	**3.4**	**1,621.30**	**3.6**	**7,101.79**	**11.1**	**6,392.90**	**8.0**

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Mar 31, 2013	Mar 31, 2012
Total employees	1,60,227	1,57,263	1,53,761	1,56,688	1,49,994
S/W professionals	1,50,489	1,47,576	1,44,752	1,47,008	1,41,788
Billable	1,36,426	1,34,266	132,341	1,35,392	1,24,953
Banking product group	6,580	7,004	7,677	7,249	8,139
Trainees	7,483	6,306	4,734	4,367	8,696
Sales & Support	9,738	9,687	9,009	9,680	8,206
Gross addition	12,168	10,138	10,420	37,036	45,605
Of which lateral addition	3,806	3,008	3,656	16,781	14,966
Attrition	9,204	9,563	7,810	30,342	26,431
Net addition	2,964	575	2,610	6,694	19,174
Attrition % (LTM)*	17.3%	16.9%	15.0%	16.3%	14.7%

** Excluding subsidiaries*

Employee Metrics – Subsidiaries

(Nos.)

	Quarter ended			Year ended	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Mar 31, 2013	Mar 31, 2012
Infosys BPO Limited – consolidated	26,834	26,207	22,918	24,634	20,523
Infosys Technologies (Australia) Pty. Ltd.*	-	-	-	-	674
Infosys Technologies (China) Company Ltd.	3,067	3,032	3,047	3,073	3,092
Infosys Technologies S.De R.L. De C. V., Mexico	835	824	719	797	631
Infosys Technologies (Sweden) AB	2	3	7	4	11
Infosys Tecnologia DO Brasil LTDA	547	508	353	393	210
Infosys Public Services Inc.	182	185	186	182	33
Infosys Technologies (Shanghai) Company Ltd.	4	8	58	17	31
Lodestone Holding AG	1450	1307	-	1191	-

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Infrastructure (as on Sep 30, 2013)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bangalore	45,42,894	32,020	2,20,334	2,031	13.31
Bhubaneswar	8,79,721	3,974	5,34,767	4,320	-
Chandigarh	12,26,033	6,754	-	-	-
Chennai	37,29,216	22,530	5,31,458	3,070	0.38
Gurgaon	1,01,183	988	1,35,209	1,250	-
Hyderabad	35,00,477	17,628	14,53,077	8,296	-
Jaipur	4,52,139	4,412	4,04,106	4,000	-
Mangalore	13,25,369	6,885	11,51,400	4,800	0.19
Mysore (including ILI)*	94,18,459	11,792	20,95,037	3,864	-
Pune	54,67,202	32,384	13,53,967	4,315	-
Thiruvananthapuram	6,18,201	5,085	21,39,267	8,479	-
Global Centers	15,91,449	14,970	-	-	-
Total	**3,28,52,343**	**1,59,422**	**1,00,18,622**	**44,425**	**13.88**

**Infosys Leadership Institute*

Subsidiaries Performance – Standalone financial statements

(US $ Mn)

Subsidiaries	Quarter ended						Year ended	
	Sep 30, 2013		June 30, 2013		Sep 30, 2012		Mar 31, 2013	
	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	132.13	18.87	127.26	15.39	111.03	21.61	471.22	79.04
Infosys Technologies (Australia) Pty. Ltd.*	-	0.10	–	0.10	0.03	0.67	0.42	0.31
Infosys Technologies (China) Company Limited	31.68	0.10	28.33	(0.94)	25.91	(1.57)	104.37	(1.88)
Infosys Technologies S.de R.L. de C V., Mexico	10.51	0.87	9.07	0.58	7.78	0.44	30.12	(0.37)
Infosys Technologies (Sweden) AB	0.11	0.00	0.12	0.01	0.37	0.01	1.11	(0.01)
Infosys Tecnologia DO Brasil LTDA	8.66	(2.27)	8.02	(1.56)	6.47	0.10	23.59	(3.11)
Infosys Public Services Inc.	43.32	(2.18)	45.63	4.97	24.88	(0.77)	110.40	(1.90)
Infosys Technologies (Shanghai) Co Ltd	-	(0.36)	–	(0.36)	0.07	(0.38)	0.14	(2.85)
Lodestone Holding AG	98.13	1.21	90.67	1.88	-	-	109.64	(0.90)

** Employees of Infosys Australia were transferred to Infosys Limited consequent to merger of its operations with the parent company*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Mar 31, 2013	Mar 31, 2012
Period closing rate	62.61	59.39	52.86	54.29	50.88
Period average rate	62.77	56.56	54.85	54.54	48.10

Constant Currency Reporting

Reported revenues	Q2 13	Q3 13	Q4 13	Q1 14	Q2 14
Revenue ($ mn)	1,797	1,911	1,938	1,991	2,066
Sequential growth %	2.6	6.3	1.4	2.7	3.8
YoY growth %	2.9	5.8	9.4	13.6	15.0

Constant currency – Q o Q	Q2 13	Q3 13	Q4 13	Q1 14	Q2 14
Revenue ($ mn)	1,794	1,902	1,944	2,005	2,074
Sequential growth (%)	2.4	5.8	1.7	3.4	4.2

Constant currency – Y o Y	Q2 13	Q3 13	Q4 13	Q1 14	Q2 14
Revenue ($ mn)	1,820	1,910	1,946	1,999	2,086
YoY growth (%)	4.2	5.8	9.9	14.1	16.1

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q2 13	Q3 13	Q4 13	FY 13	Q1 14	Q2 14
AUD	1.04	1.04	1.03	1.03	0.98	0.92
EURO	1.26	1.30	1.32	1.29	1.31	1.34
GBP	1.59	1.61	1.54	1.58	1.54	1.56

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q2 13	Q3 13	Q4 13	FY 13	Q1 14	Q2 14
AUD	8.3	8.3	8.1	8.3	7.9	7.6
EURO	8.3	9.6	10.4	8.8	9.8	10.1
GBP	6.3	6.2	6.1	6.4	5.6	5.9

Q2 2014

Geographical segment – growth

North America grew by 3.9% sequentially and in constant currency.

Europe grew by 5.2% sequentially; and 3.8% in constant currency.

India declined by 2.5% sequentially; and grew by 6.2% in constant currency.

Rest of the world grew by 1.8% sequentially; and 6% in constant currency.

Industry segment – growth

FSI grew by 2.9% sequentially; and 3.9% in constant currency.

MFG grew by 6.8% sequentially; and 6.6% in constant currency.

RCL grew by 1.4% sequentially; and 1.2% in constant currency.

ECS grew by 4.7% sequentially; and 5.6% in constant currency.